                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         Commission file number 0-28608

                                PETSEC ENERGY LTD
                 (Translation of registrant's name into English)

             LEVEL 13, 1 ALFRED STREET, SYDNEY, NSW 2000, AUSTRALIA
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F. Form 20-F [X]   Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [ ]   No [X]

         Certain statements in this report regarding future expectations and plans of the Company may be regarded as "forward-looking statements" within the meaning of Section 27A of the USA Securities Act of 1933 and Section 21E of the USA Securities Exchange Act of 1934. Although the Company believes that its expectations and plans are based upon reasonable assumptions, it can give no assurance that its goals will be met. Actual results may vary significantly from those anticipated due to many factors, including oil and gas prices, operating hazards, drilling risks, environmental risks and uncertainties in interpreting engineering and other data relating to oil and gas reservoirs, as well as other risks discussed in the Company's SEC filings.


[PETSEC ENERGY LOGO]

                                PETSEC ENERGY LTD
                                 ACN 000 602 700


     MEDIA RELEASE


     25 August 2004



                VERMILION 258 FIELD TO FUEL PETSEC ENERGY GROWTH


     Petsec Energy Ltd (ASX, PSA; ADR's, PSJEY.PK)

     The start of production in July from the Vermilion 258 field in the Gulf of Mexico, USA is expected to significantly boost production and cash flow for Petsec in the second half of 2004.

     Petsec said today that its production for the current December 31 half year was expected to rise by more than 50% on the back of the recent production start-up from the Vermilion 258 gas field.

     The Vermilion field was discovered late last year and early in the current half-year has provided a significant boost to Petsec's total net production which is currently around 24.3 million cubic feet of gas equivalent (MMcfe) per day from its Gulf of Mexico operations.

     "Operating cash flow, which was $13.3 million in the six months to 30 June 2004 , is also forecast to be up some 50% in the current six months," Petsec's Executive Chairman, Mr Terry Fern, said today.

     "The cash flow generated by the Company during the latest period came from the production of 2.2 bcfe from the West Cameron 343/352 field in the USA" Mr Fern said.

     "In the current half, we are forecasting increased production to be within the range of 3.3 bcfe to 3.8 bcfe - a rise of more than 50% on the June half output."

     In the June 2004 half- year results, released today, total revenues were $20 million, net operating cash flow $13.3 million and a profit before tax of $ 1.2 million.

[PETSEC ENERGY LOGO]

     Petsec Energy Ltd
     Vermilion 258 field to Fuel Petsec Energy Growth
     Page 2
     ---------------------------------------------------------------------------

     MEDIA RELEASE

     Earnings were impacted by a rising Australian dollar against the US dollar, the expensing of two wells in China and higher depreciation, depletion and amortisation.

     Petsec invested $19.5 million in the latest June half year to bring the recent Vermilion 258 discovery to production, drill 3 wells in China and further develop the West Cameron field.

     The Company also acquired three new leases during the period - Vermilion 244 and 259, and Main Pass 19 - two of which are expected to be drilled this year.

     Net cash on hand at the end of the period was $12.7m.

     The Company also today outlined a further expansion of its Gulf of Mexico, USA, exploration and development operations in the current half.

     Mr Fern said Petsec's expected second half drilling program would include two development wells on Vermilion 258, commencing in September/October 2004.

     These would be followed in November/December by a one to three well program on the newly-acquired Main Pass 19 lease, to test targets that hold potential for a net 12 to 15 bcfe.




     For Further Information:

     Mr. Terrence N. Fern                       Mr. Ross A. Keogh
     Petsec Energy Ltd                          Petsec Energy Inc.
     Level 13                                   3861 Ambassador Caffery Parkway
     1 Alfred Street                            Suite 500
     Sydney NSW 2000                            Lafayette, LA 70503
     Tel: 612 9247 4605                         Tel: 1 (337) 989 1942
     Fax: 612 9251 2410                         Fax: 1 (337) 989 7271


    Level 13, Gold Fields House, 1 Alfred Street, Sydney NSW 2000, Australia
                 PO Box R204, Royal Exchange NSW 1225, Australia
              Telephone (61 2) 9247 4605 Facsimile (61 2) 9251 2410
               Company information is available on: petsec.com.au

[PETSEC ENERGY LOGO]


                                PETSEC ENERGY LTD
                                 ACN 000 602 700

                                  APPENDIX 4D &
                               HALF-YEARLY REPORT
                        FOR THE PERIOD ENDED 30 JUNE 2004
                 (CURRENT PERIOD: HALF YEAR ENDED 30 JUNE 2004;
          PREVIOUS CORRESPONDING PERIOD: HALF YEAR ENDED 30 JUNE 2003)

RESULTS FOR ANNOUNCEMENT TO THE MARKET

Total revenues for the current period were $20.5 million. Net oil & gas revenues after royalties were $16.2 million from net production of 2.2 bcf of gas equivalent at an average price received of US$5.54 per thousand cubic feet of gas equivalent.

In the six month period, net operating cash flow was $13.3 million and net cash invested in exploration and production development activities was $19.5 million. Cash at balance date was $12.7 million.

Profit before tax for the period was $1.2 million and profit after tax was $0.7 million.

A stronger Australian dollar, the write-off of the cost of two wells in China and higher depletion, depreciation and amortisation ("D,D&A") at West Cameron resulted in a significantly lower profit than that achieved in the previous corresponding period.

Production, revenues, operating cash flow and profit are expected to be higher in the second half reflecting the start of production in July from the Vermilion 258 field, which was developed during the half-year period.

                                                                                         INCREASE
                                                   HALF YEAR TO     HALF YEAR TO        (DECREASE)
TABLE                                                JUN 2004         JUN 2003              %
-----                                              ------------     ------------        ----------
Net production (bcfe)                                     2.2              2.4            (11.7)
Average net price/Mcfe (USD)                             5.54             6.27            (11.6)
USD/AUD exchange rate                                  0.7322           0.6175             18.6
Net revenues after royalties (A$m)                       16.2             24.6            (34.1)
Total revenues (A$m)                                     20.5             30.3            (32.3)
Operating cash flow (A$m)                                13.3             18.1            (26.5)
Profit before tax (A$m)                                   1.2             16.0            (92.5)
Profit after tax (A$m)                                    0.7             16.2            (95.7)
Basic earnings per share (AUD cents)                      0.6             15.4            (96.1)

COMMENTARY ON RESULTS FOR ANNOUNCEMENT

PRODUCTION/PRICES

Production of 2.2 bcfe was 3.5% higher than achieved in the six months to Dec 2003 and 11.7% lower than the previous corresponding period. With the commencement of production from the Vermilion 258 discoveries in Dec 2003/Jan 2004, production for the second half is expected to be 50% higher than reported for the first half of this year.

Gas prices received averaged US$5.54/Mcf representing an increase of 14.5% on the six months to Dec 2003 and a decrease of 11.6% on the previous corresponding period. The current NYMEX Henry Hub spot price is approximately US$5.40/Mcf and the 12 month forward strip price is trading at approximately US$6.25/Mcf.

REVENUES

Total revenues of $20.5 million were 16.3% higher than that earned in the six months to Dec 2003 and 32.3% lower than the previous corresponding period. The strengthening of the Australian dollar against the US dollar from an average of
0.6175 for the previous corresponding period to an average of 0.7322 for the current period significantly reduced US dollar denominated revenues when reported in AUD.

EXPENSES FROM ORDINARY ACTIVITIES

The before tax profit of $1.2 million was struck after royalties of $3.7 million, lease operating costs of $1.2 million, depreciation, depletion and amortisation of $8.9 million, dry hole costs of $1.7 million and major maintenance expense of $0.8 million.

The significant items affecting profit were dry hole costs of $1.7 million for two wells in China, expenses incurred on a failed completion repair at West Cameron of $0.8 million and higher D,D&A charges of $8.9 million.

Petsec calculates D,D&A on the units of production method based on the ratio of actual production to remaining proved reserves as estimated by independent petroleum engineers at the start of each year. Revisions of West Cameron 343/352 proved reserves at January 1, 2004 resulted in a significant increase in DD&A expense for the period. These proved reserves are significantly less than the Company's internally generated expected recoverable gas.

CASH FLOW

Net operating cash flow of $13.3 million increased 40.3% on the six months to Dec 03 and decreased by 26.5% on the previous corresponding period.

During the period, $19.5 million was invested in the successful drilling of two wells, construction of platform, pipeline and production facilities at V258, drilling of 3 wells in China of which one was successful and development work at West Cameron. Included was also the acquisition of leases at Vermilion 244 and 259, and Main Pass 19.

Cash on hand at the end of the period is $12.7 million.

DIVIDEND

Petsec does not propose the payment of any dividend in respect of the half year ended 30 June 2004.

[PETSEC ENERGY LOGO]



PETSEC ENERGY LTD
   and its Controlled Entities









================================================================================
Directors' Report and
Half Year Financial Report

For period ended 30 June 2004









The Secretary
Petsec Energy Ltd
PO Box R204
Royal Exchange NSW 1225
61 (2) 9247 4605

                  PETSEC ENERGY LTD AND ITS CONTROLLED ENTITIES

             DIRECTORS' REPORT FOR THE HALF YEAR ENDED 30 JUNE 2004

The directors present their report together with the consolidated financial report for the half year ended 30 June 2004 and the auditor's review opinion thereon.

Petsec Energy Ltd is an independent oil and gas exploration and production company operating primarily in the shallow waters of the Gulf of Mexico, U.S.A. and in the Beibu Gulf, offshore China investigating lower-risk, high-yielding oil and gas opportunities.

REVIEW OF OPERATIONS

In the half year to 30 June 2004 Petsec Energy produced a net 2.2 bcfe of gas predominately from the West Cameron 343/352 field in the USA.

In terms of exploration, one well was drilled on Vermilion 258 (G 2 well) in the USA and was completed for production. This well and the G 1 well drilled in December 2003 discovered an estimated 23 bcfe net to Petsec. A platform, pipeline and production facilities were established by July 2004 and the two wells brought into production. The wells are currently producing at a combined rate of approximately 16 mmcf/d net to the Company.

In the period Petsec Energy was awarded three new leases in the USA, (Vermilion 244 and 259, Main Pass 19) on which it was the high bidder at the Central Gulf of Mexico OCS lease sale held by the Minerals Management Service (MMS) in March 2004.

Three wells were drilled on Block 22/12 in China. The 12.8.3 well intersected 11 metres of net oil pay and is being analysed for its economic potential. The two other wells failed to find significant hydrocarbons.

Analysis of drilling results and economic assessments of the potential to develop the 12.8.1/12.8.2 fields in Block 22/12 are expected to be completed in the third quarter.

In the second half of 2004 it is anticipated that production from Vermilion 258 will result in a 50% increase in total production compared to the first half.

The drilling programme for the remainder of the year anticipates two development wells on Vermilion 258 in September/October and one to three wells on Main Pass 19 in November/December to test a net potential of 12 to 15 bcfe.

USA

VERMILION 244, 246, 257, 258, 259
Working interest 100%
Net revenue interest 83.33%
Operator:  Petsec Energy

The Vermilion 258 project is located 114 kms (70 miles) offshore Vermilion Parish, Louisiana, USA, in 42 metres (138 feet) of water.

The Vermilion 258 G-1 and G-2 wells were drilled in December 2003 and January 2004 discovering an estimated 23 bcfe of recoverable gas. The G-1 well intersected 27 metres (85 feet) of net gas pay in six sands and the G-2 well intersected 13 metres (42 feet) of net gas pay in three sands. Both wells were suspended for future gas production. In January, Petsec Energy commenced the construction of a production platform, facilities and pipeline with initial capacity of 45 mmcf of gas per day. The platform and facilities installation was completed in mid-June and the two wells brought into production in July for an expenditure of US$16.9 million. The wells are currently producing at a rate of 16 mmcf/d net to Petsec.

A programme of two development wells, drilled from the newly installed Vermilion 258 G platform, is planned to commence in September/October 2004.

The MMS awarded the Vermilion 244 and 259 leases to Petsec Energy following successful bids at the March 2004 Central Gulf of Mexico OCS lease sale. The leases are adjacent and to the west of Vermilion 258. The Company now holds five contiguous leases centred on Vermilion 258.

WEST CAMERON 343, 352
Working interest 75%
Net revenue interests      West Cameron 343 61.75%
                           West Cameron 352 57.375% bpo, 46.31% apo
Operator:  Petsec Energy


West Cameron 343, 352 project is located 80 kms offshore Louisiana in approximately 20 metres of water.

Petsec has drilled five wells on the leases, since October 2002. All wells were completed for production. Four wells remain productive.

Production net to Petsec Energy for the half-year was 2.1 bcf of gas and 1,839 bbls of oil.

MAIN PASS 19
Working interest 55%
Net revenue interest 45.8%
Operator:  Petsec Energy

Petsec was awarded the Main Pass 19 lease at a cost of US$955,275 by the MMS in June. The lease is approximately 40 kms (25 miles) north-east of the Mississippi Delta in eight metres (27 feet) of water. Main Pass 19 is adjacent to the Main Pass 104 lease which Petsec held previously and on which Petsec discovered and produced oil and gas.

The Company expects to commence a drilling programme of one to three wells in November/December at Main Pass 19 to test net potential of 12 to 15 bcfe.

CHINA

BLOCK 22/12, BEIBU GULF
Working Interest 25%
Operator: Roc Oil

The block is located approximately 60 kms off the southern coast of China, northwest of Hainan Island in shallow water, 25 to 40 metres deep. The Wei 12-1, 11-4 and 10-3/3N oilfields, operated by CNOOC, are located nearby to the north and west with production via a pipeline to the Weizhou Island oil processing facilities, 10 kms to the north of 22/12.

Petsec Energy earned a 25% interest in the contract area in March 2002 by participating in the drilling of the Wei 6-12-1 well which discovered nine metres of net oil pay.

Three wells were drilled on the block during the half year. The 12.7.1 exploration well was located two kms north of the 12.8.1 oil discovery (12 metres of oil pay and estimated to hold 5 to 10 million bbls of recoverable oil). The well was drilled to a total depth of 1,795 metres (5,888 feet). The well encountered non economic oil shows in two formations and was plugged and abandoned. The 12.8.3 well was drilled to appraise the 12.8.2 oil discovery (eight metres of oil pay) made in 1994. The well was located 800 metres to the north of the 12.8.2 well and eight kms to the east of the 12.8.1 oil discovery. The well was drilled to a total depth of 1,378 metres and intersected 11 metres of oil pay. Estimated oil in place of 80 to 90 million bbls of 18 to 20 degree API oil was confirmed, however the oil has very high viscosity which adversely affects production rates, and amount of oil recovered. The 12.3.4 well was drilled to a total depth of 1,529 metres and 35 metres down dip to the 12.3.1 oil discovery (11.5 metres of oil pay) made in 1982 and two kms north of the
12.8.3 well. The well intersected no significant hydrocarbons and was plugged and abandoned. The cost of the 12.7.1 and the 12.3.4 wells, of approximately US$1.5 million, were written off in the financial statements for the half year to 30 June 2004. The Joint Venture is presently reviewing development economics for the 12.8.1 and 12.8.2 oil fields and the exploration potential of the area in the vicinity of the 6.12.1 oil discovery, made by the joint venture in 2002.

RESULTS FOR THE HALF-YEAR

The net profit from ordinary activities after tax for the half year was $0.7 million compared with a profit of $16.2 million for the comparable period in 2003.

Revenues for the half year were $20.5 million compared to $30.3 million for the comparable period in 2003. These revenues reflect the Company's US production from the West Cameron 352/343 gas field. Revenues after payment of royalties amounted to $16.2 million from net production of 2.2 bcf of gas equivalent.

Average gas prices achieved in the half year were US$5.54 per thousand cubic feet.

The half-year profit after tax of $0.7 million was struck after payment of royalties of $3.7 million, lease operating costs of $1.2 million, geology, geophysics and administration costs of $3.1 million and depreciation, depletion and amortisation of $8.9 million. Petsec invested $19.5 million in further development and exploration during the half year.

At the end of the period, Petsec Energy held cash and liquid assets of $12.7 million.

DIRECTORS

The directors of the Company during or since the end of the half year are:

Terrence N. Fern (Chairman & Managing Director)            Director since 1987
David A. Mortimer                                          Director since 1985
Peter E. Power                                             Director since 1999

ROUNDING OFF

The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with the Class Order, amounts in this report and the financial report have been rounded off to the nearest thousand dollars unless otherwise stated.

Signed in accordance with a resolution of the directors.






T N Fern

Director

Dated:  25 August 2004

[PETSEC ENERGY LOGO]



PETSEC ENERGY LTD AND ITS CONTROLLED ENTITIES

STATEMENT OF FINANCIAL PERFORMANCE
FOR THE HALF YEAR ENDED 30 JUNE 2004

                                                                                                            CONSOLIDATED
                                                                                                     -----------------------------
                                                                                                        2004             2003
                                                                                       NOTE             $'000            $'000
----------------------------------------------------------------------------------------------------------------------------------
Revenues from sale of oil & gas and royalties                                                           19,918           29,831
Other revenues from ordinary activities                                                                    601              450
                                                                                                        ------           ------
TOTAL REVENUE                                                                                           20,519           30,281

Expenses from ordinary activities
  Royalties                                                                                             (3,726)          (5,276)
  Lease operating costs                                                                                 (1,152)          (1,345)
  Depreciation, depletion and amortisation                                                              (8,875)          (4,646)
  Dry hole costs                                                                                        (1,734)              --
  Major maintenance expense                                                                               (776)              --
  Employee expenses                                                                                     (1,180)          (1,685)
  Borrowing costs                                                                                           (7)              --
  Other expenses from ordinary activities                                                               (1,899)          (1,299)
                                                                                                        ------           ------
PROFIT FROM ORDINARY ACTIVITIES BEFORE RELATED INCOME TAX EXPENSE                                        1,170           16,030
  Income tax (expense)/benefit relating to ordinary activities                           3                (489)             204
                                                                                                        ------           ------
NET PROFIT FROM ORDINARY ACTIVITIES AFTER RELATED INCOME TAX EXPENSE                                       681           16,234
  Net exchange differences recognised in equity                                                          2,844           (4,395)
                                                                                                        ------           ------
TOTAL CHANGES IN EQUITY FROM NON-OWNER RELATED TRANSACTIONS ATTRIBUTABLE TO THE
MEMBERS OF THE PARENT ENTITY                                                                             3,525           11,839
                                                                                                        ======           ======
Basic earnings per share:
    Ordinary shares                                                                      4              $0.006           $0.154
Diluted earnings per share:
    Ordinary shares                                                                      4              $0.006           $0.151

The statement of financial performance should be read in conjunction with the notes to the half year financial statements set out on pages 7 to 15.

[PETSEC ENERGY LOGO]

PETSEC ENERGY LTD AND ITS CONTROLLED ENTITIES

STATEMENT OF FINANCIAL POSITION
AS AT 30 JUNE 2004


                                                                                                            CONSOLIDATED
                                                                                                     -----------------------------
                                                                                                        2004              2003
                                                                                                      30 JUNE          31 DECEMBER
                                                                                       NOTE             $'000            $'000
----------------------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS
Cash assets                                                                                            12,686             16,770
Receivables                                                                                             4,840              5,582
Other financial assets                                                                                  1,182                 --
Prepayments                                                                                               393                493
                                                                                                     --------           --------
TOTAL CURRENT ASSETS                                                                                   19,101             22,845
                                                                                                     --------           --------
NON-CURRENT ASSETS
Receivables                                                                                               344              2,334
Other financial assets                                                                                    640                464
Property, plant and equipment                                                                             592                310
Exploration, evaluation and development expenditure                                                    40,654             28,563
Deferred tax assets                                                                                        --                499
Other                                                                                                      71                 --
                                                                                                     --------           --------
TOTAL NON-CURRENT ASSETS                                                                               42,301             32,170
                                                                                                     --------           --------
TOTAL ASSETS                                                                                           61,402             55,015
                                                                                                     --------           --------
CURRENT LIABILITIES
Payables                                                                                               10,160              8,984
Share subscriptions received in advance                                                                    --              9,761
Interest bearing liabilities                                                                               --                441
Provisions                                                                                                 52                 51
                                                                                                     --------           --------
TOTAL CURRENT LIABILITIES                                                                              10,212             19,237
                                                                                                     --------           --------
NON-CURRENT LIABILITIES
Payables                                                                                                   --                 94
Deferred tax liabilities                                                                                   --                 15
Provisions                                                                                                628                469
                                                                                                     --------           --------
TOTAL NON-CURRENT LIABILITIES                                                                             628                578
                                                                                                     --------           --------
TOTAL LIABILITIES                                                                                      10,840             19,815
                                                                                                     ========           ========
NET ASSETS                                                                                             50,562             35,200
                                                                                                     ========           ========
EQUITY
Contributed equity                                                                     5              155,957            144,120
Reserves                                                                                                  936             (1,908)
Accumulated losses                                                                                   (106,331)          (107,012)
                                                                                                     ========           ========
TOTAL EQUITY                                                                                           50,562             32,295
                                                                                                     ========           ========


The statement of financial position should be read in conjunction with the notes to the half year financial statements set out on pages 7 to 15.

(PETSEC ENERGY LOGO)


PETSEC ENERGY LTD AND ITS CONTROLLED ENTITIES

STATEMENT OF CASH FLOWS
FOR THE HALF YEAR ENDED 30 JUNE 2004

                                                                                         CONSOLIDATED
                                                                                     ---------------------
                                                                                      2004           2003
                                                                           NOTE      $'000          $'000
                                                                           ----      ------         ------
CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts in the course of operations                                            21,824         23,599
Cash payments in the course of operations                                            (8,838)        (5,680)
Interest received                                                                       294            145
Borrowing costs paid                                                                     (7)            --
                                                                                     ------         ------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                            13,273         18,064
                                                                                     ------         ------

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds on sale of investments                                                          --          1,835
Payments for investments                                                               (175)            --
Payments for property, plant and equipment                                             (317)          (118)
Payments for exploration, evaluation and development expenditure                    (19,462)        (7,100)
                                                                                     ------         ------
NET CASH (USED IN) INVESTING ACTIVITIES                                             (19,954)        (5,383)
                                                                                     ------         ------

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issue of shares                                                         2,076             --
                                                                                     ------         ------
NET CASH PROVIDED BY FINANCING ACTIVITIES                                             2,076             --
                                                                                     ------         ------

NET (DECREASE)/INCREASE IN CASH HELD                                                 (4,605)        12,681

CASH AT THE BEGINNING OF THE FINANCIAL YEAR                                          16,770          2,270
Effects of exchange rate fluctuations on the balances of cash held in foreign
currencies                                                                              521           (306)
                                                                                     ------         ------
CASH AT THE END OF THE FINANCIAL YEAR                                                12,686         14,645
                                                                                     ------         ------

The statement of cash flow should be read in conjunction with the notes to the half year financial statements set out on pages 7 to 15.

(PETSEC ENERGY LOGO)


PETSEC ENERGY LTD AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE HALF YEAR ENDED 30 JUNE 2004
--------------------------------------------------------------------------------

1.     STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

(a)    BASIS OF PREPARATION OF HALF-YEAR FINANCIAL REPORT

       The half-year consolidated financial report is a general purpose financial report which has been prepared in accordance with Accounting Standard AASB 1029 "Interim Financial Reporting", the recognition and measurement requirements of applicable AASB standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001. This half-year financial report is to be read in conjunction with the 31 December 2003 Annual Financial Report and any public announcements by Petsec Energy Ltd and its Controlled Entities during the half year in accordance with continuous disclosure obligations arising under the Corporations Act 2001.

       It has been prepared on the basis of historical costs and, except where stated, does not take into account changing money values or current valuations of non-current assets.

       These accounting policies have been consistently applied by each entity in the consolidated entity and, except where there is a change in accounting policy as disclosed in Note 2, are consistent with those applied in the 31 December 2003 Annual Financial Report.

       The half-year report does not include full note disclosures of the type normally included in an annual financial report.

       The carrying amounts of non-current assets are reviewed to determine whether they are in excess of their estimated recoverable amount at the end of the half year. If the carrying amount of a non-current asset exceeds the estimated recoverable amount, the asset is written down to the lower amount. In assessing recoverable amounts the relevant cash flows have not been discounted to their present value.

       For the purpose of preparing the half-year financial report, the half year has been treated as a discrete reporting period.

2.     CHANGES IN ACCOUNTING POLICY

       There are no changes in accounting policies for the half year ended 30 June 2004.

(PETSEC ENERGY LOGO)


PETSEC ENERGY LTD AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE HALF YEAR ENDED 30 JUNE 2004
--------------------------------------------------------------------------------

                                                                                                    CONSOLIDATED
                                                                                               ----------------------
                                                                                                2004           2003
                                                                                                $'000          $'000
                                                                                               -------        -------
3. INCOME TAX

       PROFIT FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE                                 1,170         16,030
                                                                                               -------        -------

       Prima facie income tax (expense) calculated at 30% (2003: 30%) on the profit from
       ordinary activities                                                                        (351)        (4,809)

       (Increase)/decrease in income tax expense due to:

       Non tax deductible items                                                                     (1)            (1)

       Recovery of tax losses of foreign subsidiary previously not brought to account              352          5,014
       Timing differences not brought to account                                                  (489)            --
                                                                                               -------        -------
       INCOME TAX (EXPENSE)/BENEFIT ON ORDINARY ACTIVITIES                                        (489)           204
                                                                                               -------        -------

4.   EARNINGS PER SHARE

     The Company has only one type of security, being ordinary shares, included in the basic earnings per share calculation.

     An additional 3,482,000 options outstanding under the Employee Option Plan have been classified as potential ordinary shares and are included in diluted earnings per share for ordinary shares only.

     Subsequent to 30 June 2004 none of these of options have been exercised.

     Further details of these securities are contained in Note 5 (Contributed equity).

                                                                   CONSOLIDATED
                                                               ---------------------
                                                                2004           2003
                                                               $'000          $'000
                                                               ------         ------
       EARNINGS RECONCILIATION
       Net profit                                                681          16,234

       Earnings used to calculate basic earnings per share       681          16,234
                                                               ------         ------

(PETSEC ENERGY LOGO)


PETSEC ENERGY LTD AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE HALF YEAR ENDED 30 JUNE 2004
--------------------------------------------------------------------------------

                                                                               CONSOLIDATED
                                                                       -----------------------------
                                                                          2004               2003
                                                                       -----------       -----------
4.   EARNINGS PER SHARE (CONTINUED)

       WEIGHTED AVERAGE NUMBER OF SHARES USED AS THE DENOMINATOR

       NUMBER FOR BASIC EARNINGS PER SHARE
       Ordinary shares                                                 118,447,000       105,736,041

       NUMBER FOR DILUTED EARNINGS PER SHARE
       Ordinary share number                                           118,447,000       105,736,041
       Effect of employee options on issue                               2,556,906         1,506,308
                                                                       -----------       -----------
                                                                       121,003,906       107,242,349
                                                                       -----------       -----------

                                                                                          CONSOLIDATED
                                                                                     -----------------------
                                                                                     30 JUNE       31 DECEMBER
                                                                                       2004            2003
                                                                                      $'000           $'000
                                                                                     -------       -----------
5.   CONTRIBUTED EQUITY

       ISSUED AND PAID-UP SHARE CAPITAL

       119,193,841 (2003: 105,736,041) ordinary shares fully paid                    155,957         144,120
                                                                                     -------         -------

       ORDINARY SHARES
       Movements during the half year
       Balance at beginning of period 105,736,041 (2003: 105,736,041) shares         144,120         144,120
       Shares issued
       - 12,846,800 ordinary shares for cash pursuant to placement                    12,204              --
       - Transaction costs arising from issue for cash pursuant to placement            (560)             --
       - 611,000 (2003: Nil) under the employee share option plan                        193              --
                                                                                     -------         -------
       Balance at end of period                                                      155,957         144,120
                                                                                     -------         -------

(PETSEC ENERGY LOGO)


PETSEC ENERGY LTD AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE HALF YEAR ENDED 30 JUNE 2004
--------------------------------------------------------------------------------

5.   CONTRIBUTED EQUITY (CONTINUED)

     At 30 June 2004, there were the following unexercised options to purchase The Company's ordinary shares:

     Date of grant           Expiry date          Number of shares      Exercise price
                                                    under option
------------------------------------------------------------------------------------------------
     3 June 2002             1 June 2007              3,005,000         $0.30 (employee options)
     1 July 2002             1 June 2007                 15,000         $0.30 (employee options)
     23 January 2003         1 December 2007             15,000         $0.40 (employee options)
     1 April 2003            1 December 2007            142,000         $0.40 (employee options)
     1 April 2003            1 April 2008                75,000         $0.40 (employee options)
     25 August 2003          31 December 2007           200,000         $0.82 (employee options)
     16 January 2004         30 November 2008            15,000         $0.83 (employee options)
     8 March 2004            1 March 2009                15,000         $1.25 (employee options)
                                                      ---------
                                                      3,482,000
                                                      ---------

     The options become exercisable at various dates and after various share price hurdles of the Company have been reached.

     No options expired or were cancelled during the half year (2003: Nil). In the 2004 half year, 15,000 options expiring 30 November 2008 with and exercise price of $0.83 and 15,000 options expiring 1 March 2009 with an exercise price of $1.25 were granted (2003: 250,000).

     During the half year to 30 June 2004 the following options to purchase ordinary shares in the Company were exercised:

     Date exercised            Expiry date      Number of shares     Exercise price
                                               issued on exercise
-----------------------------------------------------------------------------------
     13 January 2004         16 April 2004             5,000             $0.41
     13 January 2004         1 December 2007           3,000             $0.40
     19 March 2004           16 April 2004            55,000             $0.41
     16 April 2004           16 April 2004            23,000             $0.41
     3 May 2004              1 June 2007             525,000             $0.30
                                                     -------
                                                     611,000
                                                     -------

(PETSEC ENERGY LOGO)


PETSEC ENERGY LTD AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE HALF YEAR ENDED 30 JUNE 2004
--------------------------------------------------------------------------------

                                                                            CONSOLIDATED
                                                                     --------------------------
                                                                       2004              2003
                                                                      $'000             $'000
                                                                     --------          --------
6.    ACCUMULATED LOSSES

           Accumulated losses at the beginning of the half year      (107,012)         (129,726)
           Net profit attributable to members of the parent entity        681            16,234
                                                                     --------          --------
           ACCUMULATED LOSSES AT END OF HALF YEAR                    (106,331)         (113,492)
                                                                     --------          --------


7.    TOTAL EQUITY RECONCILIATION


     Total equity at beginning of the half year                        35,200            20,456

     Total changes in parent entity interest in equity recognised
     in statement of financial performance                              3,525            11,839

     Transactions with owners as owners:
        Contributions of equity                                        11,837                --
                                                                     --------          --------
      TOTAL EQUITY AT END OF THE HALF YEAR                             50,562            32,295
                                                                     --------          --------

8.   CONTROL GAINED OR LOST OVER ENTITIES DURING THE PERIOD

     No control was gained or lost over any entity during the current period that would have a material effect on profit (previous corresponding period:
     Nil).

9.   DIVIDENDS

     ORDINARY SHARES

     No interim dividend is to be paid on the ordinary shares (previous corresponding period: Nil).

     INTERIM DIVIDENDS ON ALL SECURITIES

     No dividend or distribution plans are currently in operation.

(PETSEC ENERGY LOGO)


PETSEC ENERGY LTD AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE HALF YEAR ENDED 30 JUNE 2004
--------------------------------------------------------------------------------

10.   SEGMENT REPORTING

      For the half year ended 30 June 2004, the consolidated entity operated predominantly in two geographic segments and one business segment, namely the USA and China and in exploration for and production of oil and gas. These operations are supported by a corporate head office in Australia. The consolidated entity's assets are predominantly exploration and development properties in the USA and China and cash held in Australia.

      PRIMARY REPORTING

      GEOGRAPHIC SEGMENTS

                                            AUSTRALIA                   USA                     CHINA                CONSOLIDATED
                                        ------------------       ------------------      -------------------      ------------------
                                         2004        2003         2004        2003        2004         2003        2004        2003
                                        $'000       $'000        $'000       $'000       $'000        $'000       $'000       $'000
                                        ------      ------       ------      ------      ------       ------      ------      ------
Oil & gas sales & royalties                --           --       19,918      29,831          --           --      19,918      29,831
Other revenue                              86           20           71          48          --           --         157          68
Unallocated revenue                                                                                                  444         382
                                        ------      ------       ------      ------      ------       ------      ------      ------
TOTAL REVENUE *                            86           20       19,989      29,879          --           --      20,519      30,281
                                        ======      ======       ======      ======      ======       ======      ======      ======

Segment result                           (571)        (683)       3,652      16,713      (1,911)          --       1,170      16,030
                                        ------      ------       ------      ------      ------       ------      ------      ------

Income tax (expense)/benefit                                                                                        (489)        204
                                                                                                                  ------      ------

PROFIT FROM ORDINARY
ACTIVITIES AFTER INCOME TAX                                                                                          681      16,234
                                                                                                                  ------      ------

Depreciation and amortisation              17           16        8,858       4,630          --           --       8,875       4,646

INDIVIDUALLY SIGNIFICANT ITEMS
Dry hole costs & abandonments              --           --           --          --       1,734           --       1,734          --
Major workovers/repair expense             --           --          776          --          --           --         776          --

ASSETS:
Segment assets                          1,075          859       50,731      35,180       3,889        1,730      55,695      37,769
Unallocated assets                                                                                                 5,707       3,984
                                        ------      ------       ------      ------      ------       ------      ------      ------
TOTAL ASSETS                                                                                                      61,402      41,753
                                        ======      ======       ======      ======      ======       ======      ======      ======

Segment liabilities                       853          788        9,891       7,325          96           --      10,840       8,113
Unallocated liabilities                                                                                               --       1,345
                                        ------      ------       ------      ------      ------       ------      ------      ------
TOTAL LIABILITIES                                                                                                 10,840       9,458
                                        ------      ------       ------      ------      ------       ------      ------      ------

Acquisition of non-current assets          30           --       17,164       6,275       2,654          320      19,848       6,595
                                        ------      ------       ------      ------      ------       ------      ------      ------

*  There were no inter-segment sales in the period.

(PETSEC ENERGY LOGO)


PETSEC ENERGY LTD AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE HALF YEAR ENDED 30 JUNE 2004
--------------------------------------------------------------------------------


11.  DETAILS OF ASSOCIATES AND JOINT VENTURE ENTITIES

     Included in the assets of the consolidated entity are the following items which represent the consolidated entity's interest in the assets and liabilities in joint ventures:

                                                                                         CONSOLIDATED
                                                                                    ----------------------
                                                                                      2004           2003
                                                                                     $'000          $'000
                                                                                    -------        -------
     EXPLORATION, EVALUATION AND DEVELOPMENT EXPENDITURE:
     - Main Pass 89                                                                     209            177
     - Main Pass 19                                                                   1,415             --
     - West Cameron 343                                                               4,016          6,046
     - West Cameron 352                                                               2,847          5,100
     - Block 22/12 Beibu Gulf                                                         3,889          1,730
                                                                                    -------        -------
                                                                                     12,376         13,053
                                                                                    -------        -------

     THE CONTRIBUTION OF THE CONSOLIDATED ENTITY'S JOINT VENTURE INTERESTS TO
     THE OPERATING PROFIT:
     - West Cameron 343                                                               5,992         11,467
     - West Cameron 352                                                                 209          4,967
     - Block 22/12 Beibu Gulf                                                        (1,911)            --
                                                                                    -------        -------
                                                                                      4,290         16,434
                                                                                    -------        -------

     The principal activity of all the joint venture operations is oil & gas exploration. Listed below is the name of each of the joint-venture operations and the percentage interest held in the joint venture by the consolidated entity:

                                                                          INTEREST          INTEREST
                                                                            HELD              HELD
                                                                            2004              2003
                                                                       --------------       --------
      Main Pass 89                                                              30.0%         30.0%
      Main Pass 19                                                              55.0%           --
      West Cameron 343                                                  75.0% TO 100%         75.0%
      West Cameron 352                                                 56.3% TO 75.0%         75.0%
      Block 22/12 Beibu Gulf                                                    25.0%         25.0%

12.  CONTINGENT LIABILITIES AND CONTINGENT ASSETS.

     There are no material changes to the contingent liabilities or contingent assets reported at 31 December 2003.

(PETSEC ENERGY LOGO)


PETSEC ENERGY LTD AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE HALF YEAR ENDED 30 JUNE 2004
--------------------------------------------------------------------------------

13.  EVENTS SUBSEQUENT TO REPORTING DATE

     INTERNATIONAL FINANCIAL REPORTING STANDARDS

     For reporting periods beginning on or after 1 January 2005, the consolidated entity must comply with International Financial Reporting Standards (IFRS) as issued by the Australian Accounting Standards Board.

     The financial report has been prepared in accordance with Australian Accounting Standards and other financial reporting requirements (Australian
     GAAP). The differences between Australian GAAP and IFRS identified to date as potentially having a significant effect on the consolidated entity's financial performance and financial position are summarised below. The summary should not be taken as an exhaustive list of all the differences between Australian GAAP and IFRS. No attempt has been made to identify all disclosure, presentation or classification differences that would affect the manner in which transactions or events are presented.

     The consolidated entity has not quantified the effects of the differences discussed below. Accordingly, there can be no assurances that the financial performance and financial position as disclosed in this financial report would not be significantly different if determined in accordance with IFRS.

     Regulatory bodies that promulgate Australian GAAP and IFRS have significant ongoing projects that could affect the differences between Australian GAAP and IFRS described below and the impact of these differences relative to the consolidated entity's financial reports in the future. The potential impact on the consolidated entity's financial performance and financial position of the adoption of IFRS, including system upgrades and other implementation costs which may be incurred, have not been quantified as at the transition date of 1 January 2004 due to the short time between finalisation of the IFRS standards and the date of preparing this report. The impact on future years will depend on the particular circumstances prevailing in those years.

     The key potential implications of the conversion to IFRS on the consolidated entity are as follows:

     o impairment of assets will be determined on a discounted basis, with strict tests for determining whether cash-generating operations have been impaired

     o income tax will be calculated based on the "balance sheet" approach, which will result in more deferred tax assets and liabilities and, as tax effects follow the underlying transaction, some tax effects will be recognised in equity

     o equity-based compensation in the form of shares and options will be recognised as expenses in the periods during which the employee provides related services

     o the consolidated entity conducts most of its transactions and reports internally in US dollars (USD). While no decision has yet been made, it is possible that the consolidated entity will consider USD to be its functional currency

     o financial instruments must be recognised in the statement of financial position and all derivatives and most financial assets must be carried at fair value

     o changes in accounting policies will be recognised by restating comparatives rather than making current year adjustments with note disclosure of prior year effects.

(PETSEC ENERGY LOGO)


PETSEC ENERGY LTD AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE HALF YEAR ENDED 30 JUNE 2004
--------------------------------------------------------------------------------

13.  EVENTS SUBSEQUENT TO REPORTING DATE (CONTINUED)

     The impact of exposure draft ED 6 Exploration for and Evaluation of Mineral Resources on the consolidated entity's accounting policy for the treatment of exploration and evaluation expenditure cannot be determined until the final standard is issued by the International Accounting Standards Board in September 2004, and the equivalent Australian accounting standard is subsequently issued by the Australian Accounting Standards Board.

     Recent announcements from the AASB indicate that the IASB will amend ED6 and will fully grandfather Australia's existing areas of interest method of accounting for exploration and evaluation expenditure. Until these proposed changes are enacted it is not possible to determine the potential impact in respect to extractive industries.

(PETSEC ENERGY LOGO)


DIRECTORS' DECLARATION

     In the opinion of the Directors of Petsec Energy Ltd ("the Company"):

     1. The financial statements and notes set out on pages 4 to 15 are in accordance with the Corporations Act 2001, including:

          a) giving a true and fair view of the financial position of the Company and consolidated entity as at 30 June 2004 and of its performance, as represented by the results of its operations and cash flows for the half year ended on that date; and

          b) complying with Accounting Standard AASB 1029 Interim Financing Reporting and the Corporations Regulations 2001; and

     2. There are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.


    Dated at Sydney this 25th day of August 2004.

    Signed in accordance with a resolution of the Directors made on 25th August 2004:



    Terrence N. Fern
    Managing Director

(KPMG LOGO)

INDEPENDENT REVIEW REPORT TO THE MEMBERS OF PETSEC ENERGY LIMITED

SCOPE

We have reviewed the financial report of Petsec Energy Limited for the half-year ended 30 June 2004, consisting of the statement of financial performance, statement of financial position, statement of cash flows, accompanying notes 1 to 14 and the directors' declaration set out on pages 3 to
15. The financial report includes the consolidated financial statements of the consolidated entity comprising the Company and the entities it controlled at the end of the half-year or from time to time during the half-year. The Company's directors are responsible for the financial report.

We have performed an independent review of the financial report in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Australian Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory financial reporting requirements in Australia and statutory requirements, so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and performance as represented by the results of its operations and its cash flows and in order for the Company to lodge the financial report with the Australian Securities and Investments Commission.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. A review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

STATEMENT

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Petsec Energy Limited is not in accordance with:

(a) the Corporations Act 2001, including:

      i. giving a true and fair view of the consolidated entity's financial position as at 30 June 2004 and of its performance for the half-year ended on that date; and

     ii. complying with Australian Accounting Standard AASB 1029 "Interim Financial Report" and the Corporations Regulations 2001; and

(b) other mandatory financial reporting requirements in Australia.

KPMG

/s/ KPMG
-------------
Nicola Davis
Partner

Sydney

25 August 2004

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 Petsec Energy Ltd


Date:  August 27, 2004                           By:  /s/ Fiona A. Robertson
                                                    ----------------------------
                                                    Fiona A. Robertson
                                                    Chief Financial Officer